EXHIBIT 11

INDEPENDENCE HOLDING COMPANY

Computation of Per Share Earnings

(In thousands, except per share amounts)

	YEAR ENDED DECEMBER 31,
	2002	2001	2000

INCOME:
Net income	$15,813	$14,383	$11,352

SHARES:
Weighted average common shares
outstanding	7,779	7,866	7,896

BASIC INCOME PER SHARE:
Net income per share	$2.03	$1.83	$1.44

DILUTED EARNINGS PER SHARE
(A) USE OF PROCEEDS:
Assumed exercise of options	$7,472	$6,110	$4,104
Tax benefit from exercise of options	2,316	1,120	513
Repurchase of treasury stock at
average market price of $19.94,
$14.71 and $11.35, respectively	(9,788)	(7,230)	(4,617)
Assumed balance to be invested	$-	$-	$-

SHARES:
Weighted average shares outstanding	7,779	7,866	7,896
Shares assumed issued for options	716	639	495
Treasury stock assumed purchased	(491)	(491)	(407)
Adjusted average shares outstanding	8,004	8,014	7,984

DILUTED INCOME PER SHARE:
Net income per share	$1.98	$1.80	$1.42

(A) Warrants were not assumed to be exercised in 2001 and 2000 as the effect would have been anti-dilutive.